Mail Stop 4561

      April 24, 2006




Richard J. Boyle, Jr.
President, Chief Executive Officer and Chairman of the Board
LoopNet, Inc.
185 Berry Street, Suite 4000
San Francisco, CA  94107

Re:	LoopNet, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed April 3, 2006
      File No. 333-132138

Dear Mr. Boyle:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that in March 2006, you issued to an accredited investor upon the exercise of a warrant 2000 shares of Series C Preferred Stock. Please provide us with your analysis with respect to the potential for the integration of the offer and sale of the Series C
Preferred Stock with this public offering, including a discussion of any relevant staff interpretations. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer
(February 28, 1992).  We may have further comment.

2. We note your supplemental support for the assertion that LoopNet is the leading online marketplace for commercial real estate in the
United States. We also note, however, that the support you provide does not indicate that you are the "leading online marketplace." Rather, the report from ComScore only compares average daily visitors to LoopNet.com and CoStar.com. There appear to be numerous other companies that provide an online marketplace for commercial real estate. For example, your prospectus indicates that you also compete with companies such as Cityfeet.com and Property Line International.
As such, please provide us with support for your statement that you are the "leading online marketplace for commercial real estate in the
United States."

3. Refer to comment 3. The detailed narrative that appears with your artwork repeats disclosure found elsewhere in your prospectus and is not appropriate for the inside cover page. Please revise to eliminate or substantially limit the narrative information. The artwork on both the inside front cover and inside back cover of the prospectus should include only enough text to explain the graphic.

Prospectus Summary, page 1

4. Please revise here and throughout to define a "registered member."
Further, describe how an individual becomes a "registered member." We may have further comments.

Reconciliation of Adjusted EBITDA to Net Income, page 7
5. We note that Adjusted EBITDA "provides a link between profitability and operating cash flow." If you consider Adjusted EBITDA to be both a performance and a liquidity measure as your description suggests, revise your presentation to include all of the information required by item 10(e) of Regulation S-K for a liquidity measure. Alternatively, revise to clarify management`s use of the non-GAAP financial measure. Refer to Question 12 of Frequently Asked
Questions Regarding the Use of Non-GAAP Financial Measures.

6. Your current disclosure and response to comment 10 seem to imply that you are only adjusting EBITDA for stock-based compensation because of the revaluing of your options, which you do not anticipate to recur in the future. Please confirm that you will not be adjusting EBITDA in the future for stock-based compensation recognized under SFAS 123(R) or revise your disclosure accordingly.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources, page 40

Operating Activities, page 40

7. We have read your revisions provided in response to prior comment
27 and note that your discussion of cash flow from operating activities does not appear to address the underlying drivers impacting the changes in net income and working capital. For example, you disclose that 2004 and 2005 operating cash flows were impacted by increases in deferred revenues, but you omit explanation for those increases. Please revise.

Board Committees, page 54

8. Refer to comment 35. Please revise your prospectus to include your supplemental response.

Summary Compensation Table, page 56

9. You indicate in footnote (1) that the executive officers "purchased" the restricted stock at the assumed fair market value of
$0.20 per share. Please tell us why you include the value of the shares in the compensation table when the executives purchased the shares at the assumed fair market value. Further, revise to clarify that the $0.20 per share is a discounted rate rather than the fair market value. In this regard, we note your disclosure on page F-19.

Certain Relationships and Related Transactions, page 61

Merger and Restructuring of Ownership, page 61

10. We note your response to prior comment 38. Please explain the statement that members of the LLCs will be able to direct the LLCs to elect to participate in the offering with respect to certain shares of the company owned by the LLCs. Specifically, explain how the LLCs may participate in this offering and which shares of the company would be subject to such participation. Do you plan to add the shares held by the LLCs to this registration statement? Will the LLCs be named as selling shareholders? Also, please tell us when the
LLC members will amend the operating agreements and provide a copy of the amended agreements for us to review. We may have additional comments.

Principal and Selling Shareholders, page 63

11. Please revise to discuss how the securities were acquired by the selling shareholders.

Consolidated Financial Statements

Consolidated Statements of Income, page F-4

12. We have read your response to prior comment 43 and are unable to understand why the stock-based compensation costs within the relevant expense categories would confuse investors` analysis of trends in these expense line items. We believe that disclosure of the amount of expense related to stock based compensation is more appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements or within MD&A. We reissue prior comment 43 and refer you to SAB No. 107.F. If you continue to believe such presentation would impact the readers` understanding of trends in your results, you should adequately explain such trends in MD&A within your discussion of operating results.

Note 2 - Acquisition of BizBuySell, Inc., page F-12

13. We have reviewed your response to prior comment 44 and do not understand how the acquisition of one entity is consistent with the facts and scope of SAB No. 80. Please further explain how you reached this conclusion.

Note 8 - Stock Option Plan, page F-18

14. Related to prior comments 36 and 47, please tell us why you only revalued the stock options and restricted stock at the exercise date rather than at each reporting period. Please refer to paragraph 4 of
FIN No. 28.

Part II

Item 15.  Recent Sales of Unregistered Securities, page II-1

15. Please expand paragraph (1) to disclose the date of each sale and the title and amount of securities sold. Also disclose the purchase price and exercise price separately for each sale. It is not appropriate to aggregate information about all sales occurring during the three year period.

16. You indicate that "since January 2003, the registrant has issued to directors, officers, employees and consultants options to purchase
3,689,784 shares of common stock..." Please revise to describe the consideration received in exchange for the options.

17. We note that you are relying in part on the exemption from registration provided by Rule 701. Please provide to us a detailed analysis of how the relevant sales met the conditions of Rule 701.

Item 16.  Exhibits and Financial Statements Schedules

Exhibit 5.1 - Legal Opinion

18. We note your draft legal opinion. Please confirm to us in writing that counsel concurs with our understanding that the reference and limitation to Delaware General Corporate Law includes the statutory provisions as well as all applicable provisions of the
Delaware Constitution and reported judicial decisions interpreting these laws.

19. The assumption relating to compliance with all applicable securities laws is not appropriate. Please provide a revised opinion that omits this assumption.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Rachel Zablow, Accountant, at (202) 551-3428 or
Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3780 with any other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director



cc:	Lawrence C. Weeks, Esq. (via facsimile)
      Heller Ehrman LLP
Richard J. Boyle, Jr.
LoopNet, Inc.
April 24, 2006
Page 6